Exhibit 16.1

March 18, 2015	Audit • Tax • Advisory
Grant Thornton LLP
201 S. College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
Securities and Exchange Commission	F 704.334.7701
100 F Street, NE	www.GrantThornton.com
Washington, DC 20549

Ladies and Gentlemen:

We have read the section under the heading “Change in Independent Registered Public Accounting Firm” of the Registration Statement on Form S-1, of Commercial Credit, Inc. which we understand will be filed with the Securities and Exchange Commission on or about March 18, 2015 and agree with the statements contained therein.

We note that we acted as Commercial Credit Group Inc.’s independent registered public accounting firm, not Commercial Credit, Inc. As such, our opinions were issued for Commercial Credit Group Inc. not Commercial Credit, Inc.

In addition, we have no basis to agree or disagree with other statements of the registrant contained within the above referenced filing.

/s/ GRANT THORNTON LLP